UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes       ☐       No       ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-157381), as such prospectus may be amended or supplemented from time to time.

Litigation – New Zealand Inland Revenue Department

Tax assessments for nine structured finance transactions undertaken by Westpac Banking Corporation (“Westpac”) between 1998 and 2002 have been the subject of proceedings between Westpac and the Commissioner of Inland Revenue.

The proceedings challenged amended assessments issued by the Commissioner of Inland Revenue in respect of Westpac’s tax treatment of these transactions.

The judgment released by the High Court in Auckland on 8 October 2009 found in favour of the Commissioner of Inland Revenue on four representative transactions. When taking into account all of the nine transactions the financial cost of the judgment would be NZ$918 million (A$753 million), made up of core tax of NZ$586 million and interest of NZ$332 million (all as at 30 September 2009).

Westpac has always believed that the transactions were commercially justified and complied with the law.  This is particularly so because Westpac obtained a ruling in 2001 from the Commissioner of Inland Revenue in respect of a similar transaction which confirmed Westpac’s view that a transaction of this type satisfied all tax laws and in particular was not tax avoidance.

Westpac will take time to go through the detail of the judgment and will be considering an appeal. The Westpac Group will consider appropriate provisions as part of its 30 September 2009 full year results, to be announced in November 2009. Should Westpac increase its existing tax provisions to NZ$918 million, this would impact Westpac’s Tier 1 capital ratio by approximately 25 basis points.

The Westpac Group maintains a Tier 1 capital ratio well above its target range and is able to meet any additional tax that may be payable as a result of the judgment. This judgment will not impact Westpac’s day to day operations in any way.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the sections entitled ‘Competition’ and ‘Risk management’ in Westpac’s 2008 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2008 and in the section entitled “Risk Factors” in Westpac’s profit announcement for the six months ended March 31, 2009 which was furnished to the SEC as Exhibit 1 to the Form 6-K on May 21, 2009.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: October 8, 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer